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              [Letterhead of Muldoon Murphy Faucette & Aguggia LLP]



                               December 23, 2004



VIA EDGAR AND COURIER (SEC MAIL STOP 0408)

Barry McCarty, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

                  Re:      Kentucky First Federal Bancorp
                           Form S-1 filed September 16, 2004
                           File No. 333-119041

                           Frankfort First Bancorp, Inc.
                           Proxy Statement filed September 16, 2004
                           Form 10-K for the Fiscal Year Ended June 30, 2004 File No. 0-26360


Dear Mr. McCarty:

         On behalf of Kentucky First Federal Bancorp (the "Company"), enclosed for filing is Pre- Effective Amendment No. 3 to the Registration Statement on Form S-1 (the "Amended Registration Statement"), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-effective No. 2 to the Registration Statement on Form S-1 filed on December 9, 2004 (the "Pre-effective Amendment No. 1").

         In addition, on behalf of Frankfort First Bancorp, Inc. (the "Frankfort"), enclosed for filing are amended preliminary proxy materials ("Amendment No. 3 to the Proxy Statement"), marked to indicate changes to the preliminary proxy materials filed by Frankfort on December 9, 2004 ("Amendment No. 1 to the Proxy Statement").



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Barry McCarthy, Esq.
December 23, 2004
Page 2


         The Amended Registration Statement and Amendment No. 3 to the Proxy Statement are filed in response to the staff's comment letter issued on December 20, 2004. To aid in your review, we have repeated the staff's comments followed by the Company's and/or Frankfort's responses and indicated where the applicable document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received orally from the Office of Thrift Supervision ("OTS") on the Application on Form MHC- 2 by the Company.

COMMENT NO. 1:

         WE NOTE YOUR RESPONSES AND, THOUGH NOT NECESSARILY AGREEING WITH THE POINTS OUTLINED IN YOUR RESPONSE LETTER, HAVE DETERMINED NOT TO PURSUE THE ISSUES BEYOND THE REVISED DISCLOSURE.

RESPONSE TO COMMENT NO. 1

         Noted.

COMMENT NO. 2:

         THIS WILL CONFIRM OUR AGREEMENT WITH COUNSEL THAT YOU WILL ADD A COLUMN TO THE TABLE WHICH REFLECTS THE CUMULATIVE APPRECIATION TO DATE INFORMATION FOR THE AFTER MARKET.

RESPONSE TO COMMENT NO. 2

         The requested column has been added to the table on page 9 of the Prospectus.

COMMENT NO. 3:

         PLEASE REVISE TO REMOVE "UNAUDITED" FROM THE SEPTEMBER 30 INFORMATION PRESENTED IN THE TABLES AND IN THE INTRODUCTORY PARAGRAPH WHERE YOU STATE, "THE
UNAUDITED SELECTED DATA ...." LABELING OR IDENTIFYING THIS INFORMATION AS
UNAUDITED CAN CREATE THE IMPRESSION THAT THE UNLABELED INFORMATION IS AUDITED. IF YOU HAVE ENGAGED YOUR AUDITORS TO REPORT ON THE SELECTED FINANCIAL DATA WHICH IS NOT LABELED, PLEASE INCLUDE THEIR REPORT AND HAVE THEM REVISE THEIR CONSENT ACCORDINGLY. IF YOU HAVE NOT ENGAGED YOUR AUDITORS TO REPORT ON THE SELECTED FINANCIAL DATA, THE STATEMENT THAT THE INFORMATION IS DERIVED FROM EITHER AUDITED OR UNAUDITED INFORMATION IN THE HEADNOTE TO THE DATA IS SUFFICIENT TO INFORM INVESTORS THAT THEY HAVE NOT REPORTED ON THE INFORMATION.



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Barry McCarthy, Esq.
December 23, 2004
Page 3

RESPONSE TO COMMENT NO. 3

         As requested, the word "unaudited" has been from the tables on pages 25, 27 and 28 and from the introductory paragraph on pages 25 and 27.

COMMENT NO. 4:

         AS OF SEPTEMBER 30, 2004, THE ESTIMATED MARKET VALUE OF THE FEDERAL HOME LOAN BANK ADVANCES AS SUBMITTED IN YOUR RESPONSE DATED DECEMBER 9, 2004 IS $42,093,000. AS SHOWN IN YOUR RESPONSE THIS REFLECTS A PREMIUM OF $4,093,000 OVER THE $38,000,000 PRINCIPAL AMOUNT OF THE ADVANCES. AS THE CARRYING AMOUNT OF THESE ADVANCES ON FRANKFORT FIRST BANCORP'S BALANCE SHEET AS OF SEPTEMBER 30, 2004 IS $43,444,000, IT APPEARS THE FAIR VALUE ADJUSTMENT SHOULD REDUCE THESE ADVANCES BY $1,351,000 RATHER THAN INCREASE THE FAIR VALUE TO $47,537,000. PLEASE REVISE THE FAIR VALUE ADJUSTMENT IN THE PROFORMA FINANCIAL DATA AND THE DISCLOSURE IN NOTE A-10 TO FRANKFORT FIRST BANCORP'S CONSOLIDATED FINANCIAL STATEMENT.

RESPONSE TO COMMENT NO. 4

         The supplemental schedule detailing the fair value of FHLB advances as of 9-30-04 inadvertently reflected only the fixed-rate advances. The difference between the $38.0 million set forth on the schedule and the carrying value of the advances on the financial statements is comprised of $5.4 million of adjustable-rate advances. Fair value of the adjustable-rate advances is equal to the carrying value at 9-30-04. The supplemental schedule has been revised to include the adjustable-rate advances and to show that the schedule agrees to the financial statements, and is provided supplementally.

COMMENT NO. 5:

         PLEASE REVISE YOUR PRO FORMA BALANCE SHEETS TO RECORD THE CORE DEPOSIT INTANGIBLE AS AN INCREASE TO OTHER ASSETS RATHER THAN A DECREASE TO DEPOSITS.

RESPONSE TO COMMENT NO. 5

         The pro-forma balance sheets have been revised to reclassify the core deposit intangible as an increase to other assets.

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Barry McCarthy, Esq.
December 23, 2004
Page 4


                                     ******


         If you have any questions concerning this submission, please telephone the undersigned or Gary R. Bronstein at (202) 362-0840.

                              Very truly yours,

                              MULDOON MURPHY FAUCETTE & AGUGGIA LLP

                              /s/ Joel E. Rappoport

                              Joel E. Rappoport

Enclosures
cc:      Christian Windsor, Esq.
         Mr. Donald Walker
         Ms. Heidi Berg
            Securities and Exchange Commission
         Mr. Tony D. Whitaker
            Kentucky First Federal Bancorp
         Gary R. Bronstein, Esq.
         Edward G. Olifer, Esq.
           Muldoon Murphy Faucette & Aguggia LLP